Exhibit 99.1

CORPUS RESOURCES CORP.

1500 E. Tropicana Ave., Suite 100

Las Vegas, Nevada

89119

N E W S   R E L E A S E

Las Vegas, NV – Pursuant to its News Release dated November 3rd, 2008, Corpus Resources Inc. (the “Company”) is pleased to announce that it signed a formal agreement and a plan of acquisition with the shareholders of Biokhan Co. Ltd. (“BKC”) whereby the Company will acquire all of the outstanding shares capital of BKC.  The closing date of the agreement is February 27th, 2009.

As consideration for the issued and outstanding shares of BKC, the Company agreed to convert 21,307,000 shares of BKC into 21,307,000 shares of the Company’s common stock pro rata to the shareholders of BKC.

BKC is a Korean corporation based in Seoul and is in the business of manufacturing dental implants and distributes other related dental products and equipments.  BKC has network of more than 1,400 dental clinics as clients in South Korea and revenue for 2008 was USD $17,700,000. BKC wishes to expand its product marketing efforts into North America and to enhance its current Korean operations with additional capital potentially available in the US capital markets.

Dated at Las Vegas, Nevada, this 27th day of February, 2009.

ON BEHALF OF THE BOARD OF

CORPUS RESOURCES CORP.

Investor Relations

Peter Lange

1-866-855-1991

Cautionary Statement

This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements.  By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements, or that of its industry, to differ materially from those expressed or implied in any of the Company’s forward looking statements. Statements in this press release regarding the Company’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.  Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.